Exhibit 99.99

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Just Energy Group Inc. (formerly Just Energy Income Fund)

We consent to the inclusion in this Registration Statement on Form 40-F of:

•

our Auditors’ Report dated May 19, 2010 on the consolidated balance sheets of Just Energy Income Fund as at March 31, 2010 and March 31, 2009 and the consolidated statements of operations, unitholders’ equity, comprehensive income and cash flows for the each of the years then ended

•	our Auditors’ Report dated January 12, 2012 on the Reconciliation to United States Generally Accepted Accounting Principles as at and for the year ended March 31, 2010.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

January 18, 2012

Toronto, Canada